Exhibit 99.1
company statement

For media enquiries please contact Cameron Hamilton on
23 June 2006	Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst
enquiries please contact Steve Ashe on
Tel: 61 2 8274 5246 or Mob: 0408 164 011
ATO decision on tax exempt status of
Special Purpose Fund
The Australian Taxation Office (ATO) today advised it has refused to endorse the Special Purpose Fund (SPF) as a tax concession charity. The SPF was established under the Final Funding Agreement entered into by James Hardie and the NSW Government on 1 December 2005 to manage future asbestos compensation payments.
The ATO has argued that the scope of activities of the SPF agreed under the Final Funding Agreement does not meet current legislative requirements for endorsement as a charity and therefore would not be exempt from income tax.
The primary activity of the SPF is to make compensation payments, over a period of at least 40 years and potentially much longer, to Australian asbestos victims who would otherwise be left with claims against current subsidiaries of the Medical Research and Compensation Foundation. The Foundation has indicated it expects its current funding to be exhausted later this year.
James Hardie Chief Executive Officer, Louis Gries said, “We are disappointed with the ATO’s decision. Based on the expert advice we have received, we believed that there were good grounds for the ATO to grant the fund income tax exempt status. The SPF has received an unqualified opinion to that effect from leading Queen’s Counsel in relation to this area of law. On the basis of this legal advice we continue to believe that the SPF should have qualified for tax exempt status under existing tax laws applicable to charitable funds.
“This development places the viability of the Final Funding Agreement in doubt. James Hardie will discuss this development with its stakeholders, including the NSW Government, the ACTU and Asbestos Support Groups,” said Mr Gries.
The parties to the Heads of Agreement which was signed in December 2004 agreed that the SPF’s exemption from Australian income tax was critical to the long term viability and affordability of the SPF. The ATO’s endorsement is necessary to achieve that exemption, and was therefore a condition precedent to the implementation of the Final Funding Agreement, to which the SPF has subsequently become a party.
The SPF’s application for endorsement as a tax concession charity is separate from James Hardie’s application to the ATO for a private ruling for tax deductibility of the contributions to be made by James Hardie to the SPF in accordance with the Final Funding Agreement. James Hardie is awaiting a response from the ATO regarding this ruling application and will provide an update once a ruling is received.
END
Contact details for media enquiries and analyst enquiries follow on next page

Media enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Facsimile: 61 2 8274 5218
Analyst enquiries:
Steve Ashe
Vice President — Investor Relations
James Hardie Industries NV
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895

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